

May 1, 2023

Lisa Utzschneider
Chief Executive Officer and Director
Integral Ad Science Holding Corp.
99 Wall Street, #1950
New York, NY 10005

      Re: Integral Ad Science Holding Corp.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed March 2, 2023
          File No. 001-40557

Dear Lisa Utzschneider:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 71

1.   In an effort to provide context to your key performance indicator regarding the number of large advertising customers, please tell us and revise to disclose the percentage of revenue generated from this customer base for each period presented.

2.   We note that you present various key business metrics for your advertising customers only. Please tell us what measures you use to evaluate the supply side of your business and your consideration to include a quantified discussion of such measures. Refer to Release No. 33-10751.

Results of Operations, page 74

3.   There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, you state that the $21.2 million increase in cost of revenues from December 31, 2021 to December 31, 2022 was driven primarily by an increase in hosting fees, an increase in revenue share to your DSP partners related to growth in programmatic revenue, and an increase of $0.4 million in stock-based compensation expenses. Please revise throughout to quantify each material factor, including any offsetting factor(s) that contributed to such change. In addition, refrain from using qualitative terms such as "predominantly" or "primarily due to" in lieu of providing specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K. We refer you also to comment 11 in your March 31, 2021 response letter.

4.   You state that revenue from supply side customers increased $20 million primarily due to the acquisition of Publica. Based on information provided in your Q4 fiscal 2022 and 2021 earnings calls, it appears that excluding the impact of revenue from Publica, your supply side revenue would have decreased. Please tell us, and revise to discuss, any offsetting factor(s) that impacted your supply side revenue.

Non-GAAP Financial Measures, page 78

5.   Your adjustment of $4,798 for "Foreign exchange loss, net" appears to differ from amounts presented elsewhere in this filing. For example, in the consolidated statements of operations and comprehensive income you present foreign exchange loss, net of $4,749 for fiscal 2022 and in the consolidated statements of cash flows you present $5,233. Please tell us why these amounts are different. In addition, tell us what the disclosures in Note 2(e) for transaction gains of $480 in fiscal 2022 and transaction losses of $621 and $706 for the years ended December 31, 2021 and 2020, respectively represent and how they relate to the foreign exchange loss, net disclosures elsewhere in the filing. To the extent the "Foreign exchange loss, net" line item includes multiple components, expand to clarify.

Liquidity and Capital Resources, page 79

6.   We note your disclosure in Note 21 regarding the restrictions placed on substantially all of your subsidiaries' net assets. Please expand your liquidity disclosures to include a discussion of the nature and extent of these restrictions pursuant to instruction 5 to paragraph (b) of Item 303 of Regulation S-K.

Exhibits

7. The certifications filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please amend your filing to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. The amendment should include updated and corrected Section 302 certifications, Section 906 certifications, full Item 9A disclosure and your audited financial statements. Refer to Question 246.13 of the Regulation S-K C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert E. Goedert